UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ADVANT-E CORPORATION

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

00761J107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 00761J107

1.	Names of Reporting Persons. Covenant RHA Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 66,722,590 shares of common stock of the issuer outstanding as of November 7, 2012, as disclosed in the Form 10-Q for the quarter ended September 30, 2012 filed by the issuer on November 9, 2012 with the Securities and Exchange Commission.

CUSIP No. 00761J107

1.	Names of Reporting Persons. RHA Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 66,722,590 shares of common stock of the issuer outstanding as of November 7, 2012, as disclosed in the Form 10-Q for the quarter ended September 30, 2012 filed by the issuer on November 9, 2012 with the Securities and Exchange Commission.

CUSIP No. 00761J107

1.	Names of Reporting Persons. Blair Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 66,722,590 shares of common stock of the issuer outstanding as of November 7, 2012, as disclosed in the Form 10-Q for the quarter ended September 30, 2012 filed by the issuer on November 9, 2012 with the Securities and Exchange Commission.

CUSIP No. 00761J107

1.	Names of Reporting Persons. Barwel Partners, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 491,590
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 491,590
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 491,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 66,722,590 shares of common stock of the issuer outstanding as of November 7, 2012, as disclosed in the Form 10-Q for the quarter ended September 30, 2012 filed by the issuer on November 9, 2012 with the Securities and Exchange Commission.

CUSIP No. 00761J107

1.	Names of Reporting Persons. SCW Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 491,590
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 491,590
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 491,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 66,722,590 shares of common stock of the issuer outstanding as of November 7, 2012, as disclosed in the Form 10-Q for the quarter ended September 30, 2012 filed by the issuer on November 9, 2012 with the Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer

Advant-E Corporation

(b)	Address of Issuer’s Principal Executive Offices

2434 Esquire Dr., Beavercreek, Ohio 45431

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by each of Convenant RHA Partners, L.P. (formerly Covenant Investments, L.P.) (“Covenant”), RHA Investments, Inc. (“RHA”), Blair Baker (“Baker”), Barwel Partners, Ltd. (“Barwel”) and SCW Associates, LLC (“SCW”). Covenant, Baker and Barwel are or were the record and direct beneficial owners of the securities covered by this statement. RHA is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Covenant. SWC is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Barwel.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is set forth below:

Covenant:	8214 Westchester Drive, Suite 650, Dallas, Texas 75225

RHA:	8214 Westchester Drive, Suite 650, Dallas, Texas 75225

Baker:	200 Crescent Court, Suite 1450, Dallas, Texas 75201

Barwel:	3820 Touraine Drive, Frisco, Texas 75034

SCW:	3820 Touraine Drive, Frisco, Texas 75034

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $.001 Par Value

(e)	CUSIP Number

00761J107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	COVENANT RHA PARTNERS, L.P.

	By:	RHA Investments, Inc., its general partner

		By:	/s/ Robert H. Alpert
		Name:	Robert H. Alpert
		Title:	President

RHA INVESTMENTS, INC.

	By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President

BLAIR BAKER

/s/ Blair Baker

BARWEL PARTNERS, LTD.

	By:	SWC Associates, LLC, its general partner

		By:	/s/ Curt Welwood
		Name:	Curt Welwood
		Title:	Member

SWC ASSOCIATES, LLC

		By:	/s/ Curt Welwood
		Name:	Curt Welwood
		Title:	Member

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)